UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2017

HyGen Industries, Inc.
(Exact name of issuer as specified in its charter)

California	47-1686072
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

11693 San Vicente Boulevard, Suite 445 Los Angeles, California 90049
(Full mailing address of principal executive offices)

(310) 923-2827
(Issuer’s telephone number, including area code)

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements at the end of this Interim Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in this Semi-Annual Report and other reports filed by the Company.

HyGen Industries, Inc. (“HyGen,” “we,” “us,” “our,” or the “Company”) is a California corporation formed in August 2014 initially to develop and build, in co-operation with the California Energy Commission (“CEC”), renewable hydrogen fueling stations as part of the State of California’s Advanced Clean Car (“ACC”) program. With the signing into law of Assembly Bill (“AB 8”), the State of California has guaranteed to provide sufficient hydrogen infrastructure to accommodate the 2015 roll-out of hydrogen fuel cell electric vehicles (“FCEV”). AB 8 expands on the Zero Emission Vehicle (“ZEV”) Action Plan which the Governor’s Office released in February 2013.

California’s hydrogen infrastructure program proposes $20M in annual funding for hydrogen stations through 2020. HyGen secured a three station award from Program Opportunity Notice-13-607 (“PON-13-607”) in November 2013. We intend to participate in all future Program Opportunity Notices (“PONs”) and plan to leverage knowledge, gained from our successful proposal, to obtain additional grants whenever the opportunity arises.

Under the terms of HyGen’s PON-13-607 award, the CEC authorized the grant of up to $5.3M in funding toward the cost of three renewable hydrogen fueling stations in Orange, Pacific Palisades and Rohnert Park and up to $100,000 per annum per station for operation and maintenance costs for three years. Our actual construction grant was reduced by approximately $56,800 to $5,250,000 since our stations were not operational by October 31, 2015. Because our stations were not operational by October 31, 2016, our annual grant for operation and maintenance costs is zero. The proposed station in Pacific Palisades was replaced by one in North Hollywood, California, with the CEC’s approval. We believe that the CEC funding will allow us to establish our brand of clean renewable hydrogen with less financial risk to us and our investors. If FCEVs achieve market acceptance, we believe we will be able to access capital markets and deploy second generation systems to meet anticipated increased demand for hydrogen fuel.

On November 16, 2016, the Company received a notice of stop work order from the CEC relating to Agreement Number ARV-14-11 for the Rohnert Park, Orange and North Hollywood Hydrogen Refueling Stations Project. The correspondence notifies the Company that until it obtains its own match share funding needed to construct and complete the hydrogen refueling stations, the CEC will not reimburse the Company for any further work until the stop work order is lifted. The Company may, however, continue working on the project by spending its own match funds (if and when it has such funds) while the stop work order is in effect. Accordingly, the Company may use the proceeds of its planned offering pursuant to Regulation A (Tier 2) of Section 3(b) of the Securities Act of 1933, as amended (the “Regulation A+ Offering”), to continue making progress on its stations. This stop work order provides HyGen time to secure match share funding needed to construct and complete the hydrogen refueling stations.

The CEC indicates that it will consider lifting the stop work order, in whole or in part, when:

1.       HyGen secures and adequately documents to the satisfaction of CEC staff the availability of match share funding necessary to complete one or more hydrogen refueling stations under the agreement; and

2.       HyGen documents to the satisfaction of CEC staff that all expenditures reimbursed to date have been used to pay costs covered by the reimbursement requests under agreement ARV-14-011.

Concurrent with the stop work order, the CEC is providing HyGen a 23-month no-cost time extension to provide HyGen the opportunity to secure the additional match share funding and construct the hydrogen refueling stations. On November 18, 2016, the Company received the Extension Agreement from the CEC, which it signed and returned to the CEC. The amount of the grant was not changed.

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The primary sources of revenue for HyGen during the CEC pilot program are expected to be state contributions to the construction of hydrogen stations and the proceeds earned from the sale of hydrogen fuel for FCEVs. Management also believes that revenue can be earned from the provision of consulting services to other renewable hydrogen fuel industry participants.

Results of Operations

For the Six Months Ended December 31, 2017 and 2016

Revenue. Total revenue was $0 for both the six months ended December 31, 2017 and 2016. Revenue was absent in both periods due to the stop work order from the CEC. Revenues will not commence again until the Company can obtain match funding as required by the PON-13-607 grant.

Operating Expenses. Operating expenses the six months ended December 31, 2017 was $375,826, compared to $222,360 for the six months ended December 31, 2016. Operating expenses in 2016 and 2017 were comprised of accounting fees, legal fees, marketing the Regulation A+ offering and other administrative costs incurred to operate the business. The increase from 2016 was primarily due to marketing expenses for the Regulation A+ offering.

Net Loss. Net loss for the six months ended December 31, 2017 and 2016 was $375,826 and $223,360, respectively. Increased net loss in 2017 compared to the same period in 2016 was primarily due to marketing the Regulation A+ offering, as further described above.

Liquidity and Capital Resources

We had net cash of $0 at December 31, 2017 and $20,893 at June 30, 2017.

During the six months ended December 31, 2017, we had net negative cash from operating activities of $283,694 compared to net positive cash from operating activities of $18,130 during the six months ended December 31, 2016. The negative cash flow from operations were primarily a result of losses incurred offset by increases to accounts payable.

Cash used for investing activities was $0 during the six months ended December 31, 2017, compared to $0 during the six months ended December 31, 2016. The Company did not expend cash or receive any cash reimbursements for construction in progress.

Cash provided in financing activities was $262,801 for the six months ended December 31, 2017, compared to cash used by financing activities of $16,445 for the six months ended December 31, 2016. We received cash during the six months ended December 31, 2017 from the Regulation A+ Offering. We used cash during the six months ended December 31, 2016 toward deferred financing costs related to our planned Regulation A+ Offering.

We will have additional capital requirements during 2018 and 2019. We do not expect to be able to satisfy our cash requirements through revenue producing activities, and therefore we will attempt to raise additional capital through the sale of our common stock. On March 22, 2017, we were declared qualified by the Securities and Exchange Commission to conduct an offering of 4,000,000 shares of our common stock at $5.00 per share under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended. As of March 30, 2018, we have raised $365,941, net of certain fees in our Regulation A+ Offering, which commenced in April 2017 and terminated on March 22, 2018. On March 2, 2018 we filed a Post Qualification Amendment, reducing the minimum investment to $500 for 100 shares at $5 per share. We were declared effective by the Securities and Exchange Commission on March 26, 2018. This offering will terminate on December 31, 2018, unless extended by us for up to an additional 90 days or terminated sooner by us in our discretion regardless of the amount of capital raised (the “Sales Termination Date”). There is no assurance that the Company will raise any capital from its Regulation A+ Offering or otherwise.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits

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that are expected to continue for the foreseeable future. In the absence of additional working capital other than contributions of capital by the current shareholders of the Company, if any, we do not expect to be able to operate at current levels for more than sixty (60) days.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company will recognize revenues from 1) sales of hydrogen from its fueling stations when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As discussed in Note 3 of the financial statements, the Company received a grant from the CEC. The PON-13-607 grant generally provides for payment in connection with related development and construction costs involving the procurement and installation of hydrogen fueling stations. Grant award reimbursements are recorded as either contra assets or as revenues depending upon whether the reimbursement is for capitalized costs or operating expenses incurred by the Company. Contra capitalized cost and revenues from the grant were recognized in the period during which the conditions under the grant are met and the Company has incurred cost for the related asset or expense.

Item 2. Other Information

None.

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Item 3. Financial Statements

HYGEN INDUSTRIES, INC.

BALANCE SHEETS

(UNAUDITED)

	December 31, 2017	June 30, 2017

ASSETS

Current assets:
Cash	$—	$20,893
Deferred financing costs	—	95,390
Other current assets	10,000	15,000
Total current assets	10,000	131,283

Construction in-progress	1,253,855	1,138,710
Total assets	$1,263,855	$1,269,993

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Bank overdraft	$3,942	$—
Accounts payable	1,367,250	1,204,447
Accounts payable - related parties	239,636	204,104
Accrued liabilities	5,214	5,214
Retainage payable	379,569	379,569
Due to related parties and affiliates	26,355	26,355
Notes Payable	8,000	8,000
Convertible debt	—	20,000
Total current liabilities	2,029,966	1,847,689
Total liabilities	2,029,966	1,847,689

Commitments and contingencies (Note 7)	—	—

Stockholders' Deficit:
Preferred stock, $0.001 par value; 10,000,000 shares authorized: zero issued and outstanding at December 31 and June 30, 2017	—	—
Common stock, $0.001 par value; 490,000,000 shares authorized; 10,107,618 and 10,018,519 shares issued and outstanding at
December 31, 2017 and June 30, 2017, respectively	10,108	10,019
Additional paid-in capital	513,359	326,037
Accumulated deficit	(1,289,578)	(913,752)
Total stockholders' deficit	(766,111)	(577,696)
Total liabilities and stockholders' deficit	$1,263,855	$1,269,993

The accompanying notes are an integral part of these financial statements.

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HYGEN INDUSTRIES, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016

Revenue - CEC contract	$—	$—

Operating expenses:
General and administrative	240,992	129,860
Selling and marketing	134,834	92,500
Total operating expenses	375,826	222,360

Operating loss	(375,826)	(222,360)

Other income (expense):
Interest expense	—	(1,000)
Total other expense	—	(1,000)

Net loss	$(375,826)	$(223,360)

Basic and diluted loss per common share	$(0.04)	$(0.02)

Weighted average common shares outstanding, basic and diluted	10,045,320	10,000,000

The accompanying notes are an integral part of these financial statements.

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HYGEN INDUSTRIES, INC.

STATEMENT OF CASH FLOWS

(UNAUDITED)

	Six Months Ended December 31, 2017	Six Months Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(375,826)	$(223,360)
Changes in operating assets and liabilities:
Accounts receivable	—	472,855
Bank overdraft	3,942	—
Accrued liabilities	—	1,000
Accounts payable	47,658	(306,528)
Accounts payable- related parties	35,532	64,956
Retainage payable	—	4,207
Other current assets	5,000	5,000
Net cash provided by operating activities	(283,694)	18,130

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the sale of common stock, net of costs	282,801	—
Payments for deferred financing costs	—	(16,445)
Repayment of convertible debt	(20,000)	—
Net cash provided by (used in) financing activities	262,801	(16,445)

Increase (decrease) in cash and cash equivalents	(20,893)	1,685
Cash and cash equivalents, beginning of period	20,893	12,621
Cash and cash equivalents, end of period	$—	$14,306

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

Non cash investing and financing activities:
Construction in-progress in accounts payable	$115,145	$248,570

The accompanying notes are an integral part of these financial statements.

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HYGEN INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

HyGen Industries, Inc. (the “Company”) was incorporated on August 13, 2014 in the State of California. The Company’s headquarters are located in Los Angeles, California.  The Company is in the process of developing hydrogen fueling stations where it will sell hydrogen fuel produced from renewable resources. The financial statements of HyGen Industries, Inc. (which may be referred to as “HyGen,” the “Company,” “we,” “us,” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

On August 29, 2014, the California Energy Commission (“CEC”) awarded the Company a grant (“CEC Grant”) under the CEC’s Alternative and Renewable Fuel and Vehicle Technology Program to design, install, and operate three hydrogen fueling stations at select locations in California. The budget for the installation of the three fueling stations totals $9,765,678, of which up to $5,306,814 will be reimbursed by the CEC for qualified costs, if the Company meets all required deadlines, and $4,458,864 will be the responsibility of the Company’s match portion. The Company’s match portion can be from money raised or in-kind contributions. If the Company does not meet all required deadlines, its reimbursement will be reduced by up to 15%, which the Company will have to cover with working capital. See Note 3 for additional information.

The Company operates in a rapidly changing technological market and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to expand beyond the Company’s current development.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with the accounting principles generally accepted in the Unites States of America have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended June 30, 2017. The results of operations for the six-months ended December 31, 2017 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of construction in-progress. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that

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HYGEN INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, retainage payable, and amounts due from related parties and affiliates. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Net Loss Per Share

The Company applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 260, “Earnings per Share.” Basic earnings (loss) per share are computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include additional common shares available upon exercise of stock options and warrants using the treasury stock method, except for periods for which no common share equivalents are included because their effect would be anti-dilutive. There were 21,300 and 10,000 warrants that were excluded from the computation of diluted earnings per share as the effects would be anti-dilutive for the six months ended December 31, 2017 and 2016. During the six-months ended December 31, 2016, there was $20,000 in convertible debt that was excluded as the effects would be anti-dilutive.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from the operation of hydrogen fueling stations to date. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or government budget cuts could have a material adverse effect on the Company's financial condition and the results of its operations.

In addition, the Company will contend with other companies that are competing for the same state government grants. Other companies may have a competitive advantage, both in size and resources.

The hydrogen infrastructure industry is characterized by rapid changes in technology. As a result, the Company's products, services, and/or expertise may become obsolete and/or uneconomic. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer and market demands, and enhance our current products and services.

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HYGEN INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

Further, the Company's products and services must remain competitive with those of other industries which may have substantially greater resources, particularly the gasoline industry. Currently, gasoline prices are at near record lows and our product is unable to compete with gasoline based on price alone. Our expectation is that gasoline prices will increase and our cost of producing hydrogen will decrease as more hydrogen fueling stations are installed. In the interim, we are dependent on attracting customers that are not basing their purchasing decisions on price alone.

Going Concern

We rely heavily on the CEC Grant for reimbursement of costs for the installation of the hydrogen fueling stations and operating capital. In addition, the Company did not complete the installation of the three hydrogen fueling stations by October 31, 2015, which has affected, and could further affect the level of funding available under the CEC Grant, as described in Note 3. As of December 31, 2017, we had negative working capital of approximately $2,019,966 and will incur additional costs prior to receiving reimbursement from the CEC. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding still available from the CEC Grant and from the proceeds of an anticipated debt and/or equity funding, including but not limited to the Regulation A Tier II offering (“Regulation A+ Offering”). If we cannot raise additional short term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Property and Equipment

Property and equipment are stated at cost, net of reimbursements from the CEC Grant. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. The Company has been capitalizing costs in connection with the CEC Grant which had related reimbursements. The reimbursable portion was treated as a reduction of the capitalizable costs incurred. Since the beginning of the CEC grant, the Company incurred $3,816,462 of capitalizable costs with $2,562,606 reimbursed by the CEC for net capitalized property and equipment of $1,253,855.

Revenue Recognition

The Company will recognize revenues from 1) sales of hydrogen from its fueling stations when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As discussed in Note 3, the Company received a grant from the CEC. The CEC Grant generally provides for payment in connection with related development and construction costs involving the procurement and installation of hydrogen fueling stations. Grant award reimbursements were recorded as either contra assets or as revenues depending upon whether the reimbursement is for capitalized costs or operating expenses incurred by the Company. Contra capitalized costs and recorded revenues from the grant were recognized in the period during which the conditions under the grant had been met and the Company had incurred the cost for the related asset or expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

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HYGEN INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

Although there are not concentrations in revenue or accounts receivable during the periods presented, management believes the loss of the CEC Grant will have a material impact on the Company’s financial position, results of operations, and cash flows. The Company is currently investigating other sources of funding.

As of December 31, 2017, three vendors made up 11%, 31%, and 15% of the Company’s accounts payable. As of June 30, 2017, three vendors made up 17%, 36%, and 12% of the Company’s accounts payable. The loss of these vendors may have a negative impact on the procurement of equipment and/or services for our projects.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date and not disclosed either (i) provided supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – DEVELOPMENT CONTRACT

On August 29, 2014, the Company was awarded the CEC Grant to design, install, and operate three hydrogen fueling stations at select locations in California. The grant budgets for total costs of $9,765,678, of which up to $5,306,814 will be reimbursed by the CEC for qualified costs, if the Company meets all required deadlines, and $4,458,864 will be the responsibility of the Company’s match portion. The Company’s match portion can be from money raised or in-kind contributions. If the Company does not meet all required deadlines, its reimbursement will be reduced by up to 15%, which the Company will have to cover with working capital. Because our fueling stations have not yet commenced operations, we lost approximately $56,800 of the construction grant, reducing our construction grant to approximately $5,250,000.

As of December 31, 2017, the Company has applied for $2,903,628 in reimbursements from the CEC. The Company has provided matching funds and/or in-kind contributions of $1,611,782.

In-kind contributions include discounted payments to contractors, discounts provided by major equipment vendors, and an overhead allowance provided by the CEC based on eligible reimbursable costs. In-kind discounts from significant equipment vendors, services providers, and overhead allocations have no effect on the financial statements but are included in invoices sent to the CEC as in-kind contributions for tracking purposes. In-kind contributions related to services from shareholders are recognized as described in Note 8.

The property and equipment used for the fueling stations is the property of the Company, but is held as collateral by the CEC if the Company is unable to fulfill its obligations under the CEC Grant. If this occurs, the Company would forfeit any rights to the property and equipment and ultimate disposition of the fueling stations would be to the decision of the CEC.

On November 16, 2016, the Company received a notice from the CEC that no additional reimbursements will be provided until the Company can secure sufficient funding for the required match share necessary to complete one or more of the fueling stations. To provide the Company the opportunity to secure the additional match share funding and to complete construction, the notice also granted the Company a 23-month time extension, extending the term of grant through November 30, 2018.

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HYGEN INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4 – RETAINAGE PAYABLE

The Company withholds from its vendors 15% of the total payable as it relates to services or goods received for the CEC Grant. As of December 31, 2017 and June 30, 2017, retainage payable was $379,569 and $379,569, respectively, and is expected to be paid upon the conclusion of the installation of the CEC Grant when all monies under the grant are received.

NOTE 5 – DUE TO RELATED PARTIES

From time to time, related parties make payments on the Company’s behalf or advance cash to the Company for operating costs which require repayment. Such transactions are considered short-term advances and non-interest bearing. The Company expects to make repayments of advances in the near term.

As of December 31, 2017 and June 30, 2017, the Company owed related parties for services rendered a total of approximately $240,000 and $204,000, respectively, which are included in accounts payable - related parties in the accompanying balance sheets.

NOTE 6 – CONVERTIBLE DEBT

In September 2015, the Company entered into a convertible note with a third party for aggregate proceeds of $20,000. The note bore interest at 10% per annum and was due and payable at January 31, 2015. The maturity date was subsequently extended to February 17, 2017. The convertible note included a bonus payment of $10,000 if the Company is successful in raising over $3.5 million during the Company’s Regulation A+ Offering and also included 10,000 warrants to purchase a like amount of the Company’s common stock. Per the amended terms of the contract, which were primarily to extend the agreement and clarify certain terms, the note principal and accrued interest thereon can be used as credit toward the purchase of shares in the Company’s Regulation A+ Offering at the option of the holder. The 10,000 warrants are for three (3) years and exercisable at $5.00 per share. The note stated that the Company could extend the maturity date by sixty (60) days through the issuance of an additional warrant for each ten dollars ($10) of outstanding balance on the maturity date. These warrants would have the same terms as the warrants noted above. No additional warrants were granted with the extensions. The loan was repaid during the six-months ended December 31, 2017.

The Company valued the warrants using the Black-Scholes option pricing model and determined that the relative fair value of the warrants related to the debt was nominal and accordingly, no discount was recorded.

Notes Payable

During the year ended June 30, 2017, a third party advanced a total of $8,000 to the Company for working capital. The amount advanced is due on demand and has no stated interest rate.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has entered into lease agreements with three gas stations in California. The agreements allow the Company to install the hydrogen fueling station equipment at the facilities.

In 2014, the Company entered into a lease agreement with a gas station in Rohnert Park, California; however in 2016 the Company received notice that the station assets had been sold and the buyer did not agree to assume the original lease agreement. The Company is seeking an alternative station that is acceptable to the CEC to replace Rohnert Park, or will build only two stations under the existing CEC grant, which would be reduced by one-third.

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HYGEN INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

On December 18, 2017, the Company amended a prior lease agreement with the owner of a gas station (“Station 2”) in Orange County, California. As compensation, Station 2 will receive/retain $1.00 per kg plus certain overhead costs as defined by the agreement. Station 2 can choose either to receive/retain $2,000 per month plus certain overhead costs or continue with the amount defined. The Company receives the net proceeds by the 15th day of the following month. The Company is responsible for the maintenance and repair of equipment and Station 2 is responsible for the operation and collection of fees. The agreement can be terminated after three years. The agreement automatically renews for two successive forty-month periods unless 60-day notice is provided by the end of the agreement term. Equipment has not yet been installed at this facility as of the issuance date of these financial statements as the Company is awaiting proper permitting.

On February 27, 2017, the Company amended a prior lease with the owner of a gas station in North Hollywood, California (“Station 3”). As compensation to the Station 3 owner, Station 3 will receive/retain 11% of gross sales proceeds of hydrogen sales each month, calculated before adding sales taxes. Station 3 can choose either to receive/retain $2,000 per month plus certain overhead costs or continue with the amount defined. Station 3 will remit the balance to the Company by the 15th day of the following month. The Company is responsible for the maintenance and repair of equipment, and Station 3 is responsible for operations and collection of fees. The agreement can be terminated after three years. The agreement automatically renews for successive five-year periods unless 60-day notice is provided by the end of the agreement term. Equipment has not yet been installed at this facility as of the issuance date of these financial statements.

The Company is responsible for staying in compliance with the CEC Grant per the terms of the grant. If the Company is unable to comply with those terms or is unable to match the funds called for under grant, the Company may be liable for any money received that is deemed inappropriate by the CEC.

NOTE 8 – STOCKHOLDERS DEFICIT

Preferred Stock

We have authorized the issuance of a total of 10,000,000 shares of our preferred stock, each share having a par value of $0.001. No preferred shares have been issued to date.

Common Stock

We have authorized the issuance of 490,000,000 shares of our common stock, each share having a par value of $0.001. During the six months ended December 31, 2017, 89,099 shares of common stock were issued for cash pursuant to the Company’s Regulation A+ Offering. The Company received $282,801 in connection with the sale of these share, net of applicable fees.

Stock Options

On January 22, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights (“SARs”), stock awards, and performance shares.  Up to 2,250,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.  As of December 31, 2017, there have been no grants made under the 2015 Plan.

Warrants

In connection with the Company’s Regulation A+ Offering, 11,300 warrants have been issued to StartEngine Crowdfunding, Inc., in accordance with our posting agreement. The warrants are both a cost of equity and an addition to equity for a net zero effect.

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HYGEN INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

See Note 6 for warrants issued with debt.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 2, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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 Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation *

2.2	Bylaws*

4.1	Subscription Documents**

6.1	Grant by the California Energy Commission to HyGen Industries, Inc.*

6.2	Posting Agreement with StartEngine CrowdFunding, Inc.*

6.3	Agreement for Station in Orange, California*

6.4	Agreement for Station in Rohnert Park, California*

6.5	Agreement for Station in North Hollywood, California*

6.6	Letter from Giner, Inc., dated October 1, 2014*

6.7	Letter from RIX Industries, dated July 25, 2014*

6.8	Letter from CP Industries, dated July 16, 2014*

6.9	Extension Agreement with the CEC *

6.10	Revolving Promissory Note, dated January 19, 2017, payable by the Company*

6.11	Warrant, dated January 19, 2017*

6.12	Stock Purchase Agreement by and between Everlasting Investments, LLC and Paul Staples, dated January 19, 2017*

6.13	Stock Purchase Agreement by and between Everlasting Investments, LLC and Richard Capua, dated January 19, 2017*

*Filed with the original Offering Statement on Form 1-A on January 25, 2016 or with subsequent amendments to such Offering Statement.

**Filed with the Post Qualification Amendment to the Offering Statement on Form 1-A on March 2, 2018 or with subsequent amendments to such Offering Statement.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HyGen Industries, Inc.

Date: April 2, 2018	By:	/s/ Richard Capua
Richard Capua
President (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 2, 2018	By:	/s/ Paul Dillon
Paul Dillon
Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)

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